DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

September 23, 2024

VIA EDGAR

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:     Valued Advisers Trust, File Nos. 333-151672; 811-22208

Ladies and Gentlemen:

On behalf of Valued Advisers Trust (the “Trust”), with respect to the Summitry Equity Fund (the “Fund”), we hereby electronically file, this preliminary proxy statement on Schedule 14A, pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended. This proxy statement is being filed in connection with a Special Meeting of Shareholders of the Fund where shareholders of the Fund will be asked to approve a new investment advisory agreement between the Trust, on behalf of the Fund, and Summitry LLC.

If you have any questions concerning this filing, please contact Tanya Boyle at 404-736-7863.

Sincerely,

/s/ DLA Piper LLP

DLA Piper LLP